May 4, 2012

Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549

Re: Your comment letter dated April 2, 2012
    Free Flow, Inc.
    Registration Statement on Form S-1
    File Number 333-179909

Dear Ms. Long,

Thank you for your very helpful comments. I will number my responses to correspond with the number on your comments.

1. We have discussed the "going concern" question with a number of auditors and it our understanding that almost all development stage companies, almost regardless of their financial condition, receive such an opinion. We do not feel this will unduly inhibit our ability to raise capital.

In regard to nominal assets, many start ups have succeeded with little capital. Mr. Henderson had agreed to advance the Company additional capital if needed. We do not imply by this that his commitment is unlimited.

Please see expanded Business Plan. The Company has a specific product which it plans to market. To this end the Company purchased a patent filed with the US government which covers the proposed product. The Company has no plans for a merger.

The Company believes that it has sufficient cash on hand to finish this registration statement.

In regard to Mr. Henderson's relationship with Ads in Motion, Inc., please be advised that Mr. Henderson was a director of the company from August 2007 until June 28, 2010 and was secretary of the company from May 2007 until June 28, 2010. The reverse merger of which Ads in Motion, Inc. was a part took place on February 8, 2011 more than six months after Mr. Henderson resigned from the company. Mr. Henderson never served as a executive officer of the company. Mr. Henderson's main duty, in addition to those required of a director, were to review the financials.

During the time Mr. Henderson was a director, the company advanced its business plan with the building of a prototype of its elevator advertizing and the installation in a building and the signing of a contract with a tenet of the
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building for advertising. Ads also signed a contract with a sign company for the development of its video advertising signs. Ads also built a demo in a van which contained video signs which was used to advertise in the downtown area of San Diego. Ads also direct mailed its brochures to the owners and operators of the high-rise buildings in San Diego and personally made sales calls on them. In
2009 and 2010 the climate for selling a new type of advertising and raising capital were poor and the company was unable to continue operation.

In view of the above, Free Flow, Inc. does not believe or consider itself a Blank Check company.

2. Box checked.

3. We have made changes to the beginning of the Prospectus to clarify this.

4. We have added a section "Related Party Transactions"

5. Changed from (f) to (a)

6. In bold and italized.

7. Corrected. We used cash assets. Paragraph on page 14 has been rewritten.

8. Question has been addressed.

9. Corrected to one proposed product

10. Risk factor removed

11. Changed to Mr. Henderson

12. These have been corrected and updated as to our current expectations

The Company has raised $21,000 through the sale of stock. The Company believes that this is sufficient to fund this registration statement and to develop the Company's initial business.

13. As of this date Mr. Henderson has not made any loans to the Company. When and if he does we will make the required disclosures on the proper filing. We have changed the wording in the registration statement to show that Mr. Henderson has made no loans to the Company. Terms of any loans will be decided at the time of the loan.

14. We have added another paragraph to point out the lack of control by the minority shareholders.

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15. We have corrected the typo on page 7 and reduced the registration to only the shares to be distributed as a dividend.

16. We have changed this to Garden Bay (word processing error)

17. The number of shareholders has been corrected. We have shown Garden Bay still holding 65,596 unregistered shares.

18. Changed to make it clearer that the price the shareholders are offering to the public is completely arbitrary.

19. Removed

20. Disclosed

21. Made clear that they will receive their shares only after this registration is effective.

22. Note 5 has been deleted Mr. Henderson has no knowledge of who may be the owners of these corporate held shares and no reasonable way to find out. To the best knowledge of Mr. Henderson these are private companies with no public records as to ownership. They have no legal requirement to inform the issuer (Garden Bay) of any change of control. Even if Mr. Henderson were to inquire of the companies, and they were to respond, he could not swear to the truthfulness of their replies.

23. Typo has been corrected.

24. We have changed this to no research or development expenses.

25. This sentence has been removed. (word processing error)

26. With all due respect. The auditors have their opinion and the Company has another

27. If necessary in the future the Company may employ several methods to raise additional capital including but not limited to Bank loans, private loans or the selling of additional equity in private transactions. Of course we cannot be sure any of these methods may provide the necessary capital.

28. Made clearer.

29. We have added Mr. Henderson's background with Ads in Motion. Since Mr. Henderson resigned from Ads in Motion more than six months prior to the referenced merger he has no personal knowledge of any details regarding this merger.

In regard to the disclosure of the activity of the Garden Bay shareholders; Mr. Henderson has no personal knowledge of their corporate or investment activities and no reasonable method of finding this information. The largest shareholder of

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Garden Bay stock, its president, will receive 178,572 shares in Free Flow, Inc.
This is a 0.68 per cent voting ownership in Free Flow, Inc.. The Garden Bay shareholders as a group will receive only a 4.3% interest in Free Flow. It is hard to understand how any one of these shareholders or even the entire group could have any control of Mr. Henderson or Free Flow, Inc. Therefore the Company does not believe that their past investment decisions or stockholdings could be material to this offering.

Mr. Henderson has no relationship, stock holdings or affiliation with Unseen Solar, Inc.

30. Corrected

31. Revised as requested

32. Done as requested.

33. There was no advertising of the shares for sale. Garden Bay was the only offeree. Mr. Henderson became aware of Garden Bay through mutual friends and business associates. The transaction was completely private.

34. Please see Exhibit 5.1 , Ms Batcher believes it contains the tax opinion.

35. (4) added.

36. Please see last paragraph of her opinion letter.

37. Ms. Batcher reviewed the subscription agreements of Mr. Henderson and Garden Bay International, Ltd.

Sincerely,

FREEFLOW, INC.


"S" Douglas Henderson
-------------------------------
President

Cc: Karen Batcher, Esq.

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